Mail Stop 3561

February 1, 2010

Mr. David Roff, President
Hudson's Grill International, Inc.
37 Chicora Avenue
Toronto, Ontario Canada M5R 1T7

> **Re:** **Hudson's Grill International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2010**
> **File No. 333-94797**

Dear Mr. Roff:

We have completed our review of your Item 4.01 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Heather Clark
Staff Accountant